Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

April 4, 2023

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B

ICAP MANAGEMENT SERVICES LTD – Added to Execute or Trade section

REFINITIV TRANSACTION SERVICES LIMITED – Removed from Execute or Trade section

EUROCLEAR BANK SA – Added to Custody, Clear, or Settle section

JOINT STOCK COMPANY "CITIBANK" – Added to Custody, Clear, or Settle section

CITIBANK, N.A. NEW YORK OFFICES - CHILE – updated name from N A Citibank in Custody, Clear, or Settle section